Mail Stop 3561

March 2, 2009

Ron Marshall
Chief Executive Officer and President
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

      **Re:   Borders Group, Inc.**
           **Form 10-K for Fiscal Year Ended February 2, 2008**
           **Filed April 14, 2008**
           **Definitive Proxy Statement on Schedule 14A**
           **Filed April 21, 2008**
           **File No. 1-13740**

Dear Mr. Marshall:

      We have completed our review of your Form 10-K and related filings and have no further comment at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director